FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


          For the month            July                         1998
          ----------------------------------------------------------



                                REUTERS GROUP PLC
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                 (Translation of registrant's name into English)


                    85 FLEET STREET, LONDON EC4P 4AJ, ENGLAND
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                    (Address of principal executive offices)


         [Indicate by check mark whether the registrant files or will file annual reports Form under cover Form 20-F or Form 40-F.]

                         Form  20-F  X  Form 40-F
                                    ---           ----

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                                    Yes      No X
                                        ---    ---

THIS REPORT IS INCORPORATED BY REFERENCE IN THE PROSPECTUSES CONTAINED IN POST EFFECTIVE AMENDMENT NO. 2 TO REGISTRATION STATEMENT NO. 33-16927 ON FORM S-8, POST-EFFECTIVE AMENDMENT NO. 1 TO REGISTRATION STATEMENT NO. 33-69694 ON FORM F-3, POST-EFFECTIVE AMENDMENT NO. 1 TO REGISTRATION STATEMENT NO. 33-90398 ON FORM S-8 AND POST-EFFECTIVE AMENDMENT NO. 1 TO REGISTRATION STATEMENT NO. 333-7374 ON FORM F-3 FILED BY THE REGISTRANT UNDER THE SECURITIES ACT OF 1933.

FOR IMMEDIATE RELEASE

Contact: Robert Crooke                      Nancy Bobrowitz
         Media Relations                    Investor Relations
         Reuters America Inc.               Reuters America Inc.
         (212) 603-3587                     (212) 603-3345

         Suzanne Quigley
         Corporate Communications
         Bankers Trust
         011-44-171-982-2013

REUTERS ENTERS INTO AGREEMENT WITH BT ALEX. BROWN FOR THE SALE OF ITS INVESTMENT TRUST DATA BUSINESS

LONDON, June 30, 1998- Reuters said today it had signed a letter of intent with BT Alex. Brown International, a division of Bankers Trust International PLC, to acquire its investment trust data service business. The consideration will not be material to either party.

The data service operation is a fully autonomous function that provides the securities industries and media with benchmarking data on investment trusts. The brokerage business for investment trusts will remain with BT Alex. Brown.

Reuters plans to develop and expand the data service to include coverage of offshore closed end and international funds so that it becomes the only independent global service for collective investment data. The business that Reuters is acquiring is a benchmark for the industry and is the Financial Times' daily source for accurate information and analysis on investment trusts.

In addition to his responsibilities at BT Alex. Brown, Hamish Buchan, the firm's highly rated investment trust analyst, will be contracted to work for Reuters in a consulting role to develop the service. In addition, the five employees who work on the data service business will transfer to Reuters.

Hamish Buchan commented, "We see great opportunities for combining Reuters technology and resources with our plans to expand the analysis of collective investment data to a far wider audience in much more detail."

Reuters (NASDAQ: RTRSY) supplies 435,000 users located in 53,000 organizations in global business and news media with the widest range of information and news products including real-time financial data, transaction and risk management systems, numerical, textual, historical and graphical databases, news, news video and news pictures. Reuters designs and installs trading room systems. It extensively uses Internet technology for wider distribution of information and news. Reuters is the world's largest news and television agency with 2,036 journalists, photographers and cameramen in 174 bureaus serving 163 countries. News is published in 25 languages. Reuters services are delivered to clients over the world's most extensive international private satellite and cable communications network. At the end of 1997, the Group employed 16,119 staff in 97 countries in 217 cities. Prices and data are provided for over 400,000 shares, bonds and financial instruments using over 2 million Reuters codes. Financial information is obtained from 277 exchanges and over-the-counter markets, and supplied by 4,800 clients who subscribe to Reuters. Approximately
1.5 to 2 million words of news are published daily. At peak time Reuters updates 2,000 prices or other data every second.

For more information about Reuters visit www.reuters.com.

BT Alex. Brown, the subsidiary through which Bankers Trust conducts its investment banking activities, was formed on September 1, 1997 with the merger of Bankers Trust and Alex. Brown Incorporated. On April 27, 1998, the acquisition of the European cash equities business of NatWest Markets and the Wood Mackenzie consulting business was completed and became part of BT Alex. Brown International, the international arm of the investment bank. Bankers Trust Corporation is the seventh largest bank holding company, with assets of $157 billion and offices in more than 55 countries. Its principal subsidiaries -

Bankers Trust Company, BT Alex. Brown Incorporated and Bankers Trust International PLC - hold leadership positions in leveraged lending, high yield securities, equity underwriting and distribution, strategic advisory and risk management.

                                #     #     #

REUTERS AND THE DOTTED AND SPHERE LOGOS ARE THE HOUSE TRADEMARKS OF REUTERS LIMITED.

FOR IMMEDIATE RELEASE

Contact:    Robert Crooke                      Melissa Daly
            Media Relations                    Media Relations
            Reuters America Inc.               Lipper Analytical Services, Inc.
            212-603-3587                       212-312-0329
            robert.crooke@reuters.com          mdaly@lasc.com

            Nancy Bobrowitz
            Investor Relations
            Reuters America Inc.
            212-603-3345
            nancy.bobrowitz@reuters.com

REUTERS ACQUIRES THE FUND INFORMATION BUSINESS OF LIPPER ANALYTICAL SERVICES,
INC.

NEW YORK, July 23, 1998--Reuters has acquired the fund information business of Lipper Analytical Services, Inc., a leading provider of US mutual fund and global fund data. Reuters intends to develop and build a fund information business as a separate global entity within the Group under the Lipper Analytical Services brand.

The value of the net assets acquired and the costs of the acquisition are not considered material to Reuters. The acquisition will be funded out of the existing cash resources of Reuters.

Lipper Analytical Services, Inc., headquartered in Summit, NJ, is a premier provider of fund information and analysis to investment company boards of directors, senior executives and key media outlets. Lipper Analytical Services analyzes approximately 39,000 funds with assets of about $7 trillion. Lipper's fund data goes back to 1959 and the company employs some 300 staff in Summit, Denver, New York, London and Hong Kong.

Managed funds have seen rapid growth over the past five years which has been fueled by an unprecedented need to provide for future retirement needs and to increase private savings. Global managed funds are becoming the driving force in the savings and securities markets because of the critical role they play in most individuals' financial security. The fund management industry reflects this expansion and has a growing requirement for information on fund performance. Reuters acquisition of Lipper supports their mutual goal of helping clients to capitalize on these global trends.

Reuters will now combine the Lipper business with those of three recent European acquisitions: HSW, Bopp and Citywatch. The company is currently pursuing other fund initiatives in Asia. The Lipper business and brand will become the cornerstone of Reuters fund market strategy.

Lipper's fund-related activities will be conducted in accordance with Reuters established Trust Principles to underline its independence and objectivity and to ensure its freedom from bias or factional control. Services to the media will grow on a worldwide basis in a manner consistent both with the Reuter Trust Principles and Lipper Analytical Services' history of impartiality and independence.

Peter Job, Reuters Chief Executive, said: "We are delighted to welcome Lipper to the Reuters Group. It will give us access to one of the leading suppliers of fund information to the institutional market and put us at the forefront of the industry. We shall apply Reuters technological innovation to bring to fund clients new and comprehensive services and exploit the opportunities that are open to us. I am also very pleased that Reuters will have the benefit of the knowledge and expertise of Michael Lipper who is an influential commentator in the international fund marketplace."

Michael Lipper said: "Lipper Analytical Services has grown with the fund industry since its founding in 1973. With worldwide fund assets projected to grow to nearly $30 trillion in the next 10 years, Lipper and Reuters will be even better positioned to service their clients. This is the right time and the right ally with which to accelerate our activities in a way that benefits our clients and employees. Through the power of this acquisition, talented people will be added to Lipper offices."

Michael Lipper will be Chairman and Simon Thomson will assume the role of Chief Executive Officer of Lipper Analytical Services, Inc. based in Summit. Thomson is currently Marketing Director, Reuters Europe, Middle East and Africa. Ruth Lipper and Steve Lipper will remain as senior officers of the company. Continuing as members of the senior management team will be Evelyn Carter, Diana Mackay, Gary Kreissman, and Carl Meerveld.

Michael Lipper will retain ownership of Lipper Analytical Securities Corp., Lipper Advisory Services, and Lipper Consulting Services which are not included in the assets purchased by Reuters.

Reuters Group PLC (NASDAQ: RTRSY) supplies 457,000 users located in 58,000 organizations in global business and news media with the widest range of information and news products including real-time financial data, transaction and risk management systems, numerical, textual, historical and graphical databases, news, news video and news pictures. Reuters designs and installs trading room systems. It extensively uses Internet technology for wider distribution of information and news.

                               #     #     #

REUTERS AND THE DOTTED AND SPHERE LOGOS ARE THE HOUSE TRADEMARKS OF REUTERS LIMITED.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                  REUTERS GROUP PLC
                                 -------------------------------------
                                              (Registrant)


Dated: July 23, 1998              BY:     /s/J. B. Reid-Dodick
                                  -------------------------------------
                                  John B. Reid-Dodick
                                  Attorney-in-Fact